555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 626-5200

February 9, 2017

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Rush Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated January 18, 2017
File No. 000-20797

Dear Ms. Thompson:

Rush Enterprises, Inc. (the “Company”) received the Staff’s comment letter dated February 2, 2017, regarding the Company’s response dated January 18, 2017, to the Staff’s comment letter dated December 16, 2016, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015.

We are currently preparing responses to the Staff’s comments; however, we will be unable to complete our responses within 10 business days of receipt of the Staff’s comment letter. Consequently, we request an extension of time. We anticipate that we will be able to submit our responses by March 6, 2017.

Thank you for your understanding. If you have any questions, please contact me at (830) 302-5209.

Sincerely, /s/ Derrek Weaver Derrek Weaver Senior Vice President, General Counsel and Corporate Secretary